April 20, 2006

VIA EDGAR AND FAX

Amit Pande

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ampal-American Israel Corporation
Form 8-K
Filed March 28, 2006
File No. 000-00538

Dear Mr. Pande:

This letter is submitted on behalf of Ampal-American Israel Corporation (“Ampal” or the “Company”) in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to the Current Report on Form 8-K filed by the Company on March 28, 2006 (the “Form 8-K”), as set forth in your letter, dated April 6, 2006, to Yoram Firon, Vice President - Investments and Corporate Affairs.

The Form 8-K was filed pursuant to the disclosure requirements under Item 4.02(a) upon management’s conclusion that the Statements of Comprehensive Income included in previously issued interim financial statements for the fiscal quarters ending March 31, 2005, June 30, 2005 and September 30, 2005 (collectively, the “Affected Quarterly Reports”) could no longer be relied upon.

For reference purposes, the text of your letter dated April 6, 2006 has been reproduced herein with the Company’s response below each numbered comment. All capitalized terms used herein and not defined shall have the meanings ascribed to such terms in the Form 8-K.

STAFF COMMENT

1.

In your filing, you disclose that you filed the Form 8-K to correct the disclosures contained in your Forms 10-Q for each of the interim periods in 2005. You further state that the corrected comprehensive loss computations will also be provided in your Form 10-K for the year ended December 31, 2005. Please file amended quarterly reports for the periods

Mr. Amit Pande

April 20, 2006

indicated in your filing, or tell us why you believe that restatement of your periodic reports for these quarters is not necessary.

MANAGEMENT’S RESPONSE

The Company notes Staff’s comment and respectfully submits the following reasons in support of their decision to furnish the restatement of the Company’s previously filed periodic reports within the current filing on Form 10-K for the year ended December 31, 2005:

The Nature of the correction and the impact on the Affected Quarterly Reports

The correction in the Affected Quarterly Reports relates to the Company’s Statements of Comprehensive Income. As disclosed in our recent filing on Form 10-K, the Company did not appropriately recognize the amount of realized gains and losses on available-for-sale securities in calculating the total of comprehensive income (loss). The Company did not make a similar mathematical error in the Statement of Changes in Shareholders’ equity, which appropriately included the amount of realized gains and losses on the sale of available-for-sale securities for purposes of reflecting the changes in accumulated other comprehensive income (loss). The correction is isolated to the Statement of Comprehensive Income (Loss) and has no impact on the other primary financial statements included in the Affected Quarterly Reports. We further submit that other sections of the Company’s 10-Q filings are unaffected by this correction, such as Item 2, Management’s Discussion and Analysis of Financial Condition and Results of Operations. In addition, management does not make reference to comprehensive income (loss) in their analysis of the Company’s operational results or financial condition.

Disclosures in the Company’s Annual Report on Form 10-K filed on March 29, 2006

The Company’s Annual Report of Form 10-K, which was timely filed on March 29, 2006, includes full and complete disclosure in Note 17 to the audited financial statements of the nature and the impact of the correction on the quarterly statements of comprehensive income. Furthermore, the 10-K discloses in Item 7, under the heading, “Selected Quarterly Financial Data”, the fact that the previously filed Statements of Comprehensive Income (Loss) have been restated by reference to the disclosures in Note 17 to the audited financial statements. The Company believes it has provided full disclosure of the error and its impact on prior quarters, and that furnishing investors with 10-Q/As for each of the affected quarters would not result in providing them with additional information or disclosures.

Mr. Amit Pande

April 20, 2006

Impact on Item 4 CONTROLS AND PROCEDURES

The Company’s management, Chief Executive Officer and Chief Financial Officer discussed whether the occurrence of this error impacts their initial conclusions as to whether, as at the end of each of the respective periods, the Company’s disclosure controls and procedures are effective. Given the nature of the error (mechanical) and the fact that the Company had appropriately included the realized gains and losses on the sale of available-for-sale securities within the continuity of accumulated other comprehensive income (loss), the conclusions of Company management, Chief Executive Office and Chief Financial Officer remain unchanged. As a result, Item 4 of the Company’s Affected Quarterly Reports will not requirement amendment.

The Omission of the Line Item Did Not Affect Any Other Part of the Affected Quarterly Reports

The line item “sale of available for sale securities” which was omitted from the Affected Statements of Comprehensive Income was not referenced or relied upon by any other part of the Affected Quarterly Reports, including the Management’s Discussion and Analysis sections of those reports. The Affected Statements of Comprehensive Income (Loss) were also not referred to in any of the Company’s earning releases for the affected periods.

Precedents

We noted that there are situations where other registrants have restated their previously filed 10-Qs in their Annual Reports on Form 10-K, but have not separately filed amendments on Form 10-Q/A. For example, on February 21, 2006, Lennox International Inc., having concluded that certain of its futures contracts did not qualify for hedge accounting under Statement of Financial Accounting Standards No. 133 “Accounting for Derivative Instruments and Hedging Activities,” restated via Item 4.02(a) of Form 8-K its financial statements for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005 without amending the affected periodic reports. Similarly, NetRatings Inc., in Item 4.02(a) of its Form 8-K filed November 3, 2005, restated financial statements in certain of its periodic reports as the result of an error in accounting for the amortization of restricted stock grants. NetRatings Inc. did not subsequently amend the period reports affected by the restatements. Furthermore, the restatements made by Lennox International Inc. and NetRatings Inc. was more pervasive than Ampal’s in that it affected net income, as well as the statement of cash flows and changes in shareholders’ equity, and related footnotes.

Mr. Amit Pande

April 20, 2006

STAFF COMMENT

2.

You state that, on March 24, 2006, the company concluded that previously filed financial statements should not be relied upon. Please specifically tell us if this conclusion was reached by your board of directors, a committee of the board of directors or the officer or officers of the registrant authorized to take such action.

MANAGEMENT RESPONSE

The conclusion that previously filed comprehensive loss computations should be corrected was reached by duly authorized officers of the Company after consultation with the Audit Committee of the Board of Directors of the Company and the Company’s independent registered public accounting firm, Kesselman & Kesselman CPAs (Isr), a member of PricewaterhouseCoopers International Limited.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not preclude the Commission from taking any action with respect to its filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to call me at (866) 447-8636 or Kenneth L. Henderson, Esq., our outside legal counsel, at (212) 541-2275.

Sincerely,

/s/ Yoram Firon
Yoram Firon

cc:	Jack Bigio
Irit Eluz
Kenneth L. Henderson (Bryan Cave LLP)
Joseph Fellus (Kesselman & Kesselman CPAs (Isr))
Carolyn Anthony (PricewaterhouseCoopers LLP)